Exhibit 99.1

Achilles Therapeutics Reports Third Quarter 2022 Financial Results and Recent Business Highlights

- Interim update from the ongoing Phase I/IIa trials in advanced NSCLC (CHIRON) and melanoma (THETIS) to be presented at the ESMO Immuno-Oncology Annual Congress 2022 -

- Strong cash balance of $179.9 million supports all planned operations into Q2 2025 -

London, November 8, 2022 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies to treat solid tumors, today announced its financial results for the third quarter ended September 30, 2022, and recent business highlights.

“This quarter we continued to advance our clinical programs and look forward to providing an update from our ongoing Phase I/IIa CHIRON and THETIS clinical trials in non-small cell lung cancer (NSCLC) and melanoma, respectively, at the ESMO Immuno-Oncology Annual Congress,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “A poster entitled ‘Early Proof of Concept of Safety and Clinical Activity of Clonal Neoantigen Reactive T Cells,’ will be presented and available from December 6, 2022. We expect additional clinical data readouts across our programs throughout 2023 which, along with our strong cash balance, position Achilles well for the future.”

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $179.9 million as of September 30, 2022, as compared to $266.3 million as of December 31, 2021. The impact of translating our books and records from British Pounds Sterling into U.S. dollars had an unfavorable impact on the reported balance cash and cash equivalents. The net decrease reflects an underlying use of $45.7 million for operating and investing activities and a negative $40.7 million foreign exchange impact. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations into the second quarter of 2025, including completion of the ongoing Phase I/IIa CHIRON and THETIS clinical trials.
•
Research and development (R&D) expenses: R&D expenses were $10.6 million for the third quarter ended September 30, 2022, as compared to $10.7 million for the third quarter ended September 30, 2021.
•
General and administrative (G&A) expenses: G&A expenses were $5.4 million for the third quarter ended September 30, 2022, as compared to $5.0 million for the third quarter ended September 30, 2021. The increase was primarily driven by an increase in personnel costs.
•
Net loss: Net loss for the third quarter ended September 30, 2022, was $12.5 million or $0.32 per share compared to $12.9 million, or $0.34 per share for the third quarter ended September 30, 2021.

Upcoming Events

Achilles will participate in the following investor and medical conferences. Additional details will be available in the Events & Presentations section of the Company’s website:

•
Jefferies London Healthcare Conference: November 15 – 17, 2022
•
TIDES Europe - Oligonucleotide & Peptide Therapeutics: November 16 – 18, 2022
•
Piper Sandler Annual Healthcare Conference: November 29 – December 1, 2022
•
ESMO Immuno-Oncology Congress 2022: December 7 – 9, 2022
•
J.P. Morgan Annual Healthcare Conference: January 9 – 12, 2023

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develops precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Investors:
Achilles Therapeutics
Lee M. Stern, VP, IR & External Communications
l.stern@achillestx.com

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com

Media:
Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$179,890	$266,319
Prepaid expenses and other current assets	18,797	18,430
Total current assets	198,687	284,749
Non-current assets:
Property and equipment, net	17,419	17,743
Operating lease right of use assets	8,472	11,048
Deferred tax assets	26	26
Restricted cash	33	33
Other assets	2,713	3,507
Total non-current assets	28,663	32,357
TOTAL ASSETS	$227,350	$317,106
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,516	$3,722
Income taxes payable	59	—
Accrued expenses and other liabilities	7,445	10,906
Operating lease liabilities-current	4,036	4,482
Total current liabilities	19,056	19,110
Non-current liabilities:
Operating lease liabilities-non-current	4,952	7,777
Other long-term liability	726	691
Total non-current liabilities	5,678	8,468
Total liabilities	24,734	27,578
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,938,763 and 40,603,489 shares authorized, issued and outstanding at September 30, 2022 and December 31, 2021, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at September 30, 2022 and December 31, 2021	128	128
Additional paid in capital	407,155	401,821
Accumulated other comprehensive (loss) income	(38,490)	6,636
Accumulated deficit	(166,231)	(119,111)
Total shareholders’ equity	202,616	289,528
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$227,350	$317,106

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
OPERATING EXPENSES:
Research and development	$10,597	$10,697	$38,387	$30,417
General and administrative	5,437	5,041	17,162	15,318
Total operating expenses	16,034	15,738	55,549	45,735
Loss from operations	(16,034)	(15,738)	(55,549)	(45,735)
OTHER INCOME, NET:
Other income	3,599	2,806	8,499	2,907
Total other income, net	3,599	2,806	8,499	2,907
Loss before provision for income taxes	(12,435)	(12,932)	(47,050)	(42,828)
Provision for income taxes	(41)	(16)	(70)	(41)
Net loss	(12,476)	(12,948)	(47,120)	(42,869)
Other comprehensive income:
Foreign exchange translation adjustment	(18,147)	(7,710)	(45,126)	(6,572)
Comprehensive loss	$(30,623)	$(20,658)	$(92,246)	$(49,441)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.32)	$(0.34)	$(1.20)	$(1.69)
Weighted average ordinary shares outstanding—basic and diluted	39,313,764	38,261,480	39,104,866	25,329,672